NO ACT

AG
12-23-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005648

January 25, 2011


Received SEC
JAN 25 2011
Washington, DC 20549

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-11

Re: Fluor Corporation
Incoming letter dated December 23, 2010

Dear Mr. Mueller:

This is in response to your letter dated December 23, 2010 concerning the shareholder proposal submitted to Fluor by James McRitchie. We also have received a letter on the proponent's behalf dated January 4, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fluor Corporation
Incoming letter dated December 23, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Fluor may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Fluor seeking approval of amendments to Fluor's certificate of incorporation. You also represent that the proposal would directly conflict with Fluor's proposal. You indicate that inclusion of both proposals in Fluor's proxy materials would present alternative and conflicting decisions for the company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Fluor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 4, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Fluor Corporation (FLR)
Simple Majority Vote
James McRitchie

Ladies and Gentlemen:

This responds to the December 23, 2010 request to block this rule 14a-8 proposal.

The company states, "The following provisions of the Certificate currently require a greater than simple majority vote: ..." Thus it is not clear whether the company is addressing all its super majority voting provisions in its Charter and Bylaws.

The company also makes no commitment to make the special effort necessary to obtain the 80%-vote required for approval of the company proposal. The company proposal is not a real proposal if it is simply designed to fail. The company proposal is not a real proposal if it is simply a sideshow maneuver to scuttle the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
James McRitchie
Carlos M. Hernandez <carlos.hernandez@fluor.com>

[FLR: Rule 14a-8 Proposal, October 18, 2010, November 11, 2010 Revision]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Nick Rossi, William Steiner and Ray T. Chevedden.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, continued to rate our company "D" with "High Governance Risk," "High Concern" in Takeover Defenses and "High Concern" in executive pay – $10 million for Alan Boeckmann.

Above-target annual incentive payments were made for performance in 2009 despite the most heavily-weighted target being missed and the other main performance measure met only at the target level.

Peter Fluor (our Lead Director no less and on two of our most important board committees) had 26-years tenure – independence concern. Plus Mr. Fluor was a director at the D-rated board of Anadarko Petroleum (APC) and received by far our highest negative votes.

COO David Seaton succeeded Alan Boeckmann as CEO. Mr. Boeckmann will continue as our Chairman. This arrangement may have a detrimental impact on our new CEO.

We also had no shareholder right to vote on each director annually, to call a special shareholder meeting, use cumulative voting or act by written consent.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Adopt Simple Majority Vote – Yes on 3.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client C 29019-00850

December 23, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Fluor Corporation*
Shareholder Proposal of James McRitchie
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Fluor Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of James McRitchie (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, states:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because at the 2011 Annual Meeting of Shareholders, the Company's Board of Directors (the "Board") will put forth and recommend to shareholders a proposal (the "Company Proposal") to amend the Company's Amended and Restated Certificate of Incorporation (the "Certificate") to replace the provisions calling for a greater than simple majority vote with a majority of shares outstanding standard, which directly conflicts with the Company Proposal.

BACKGROUND

As noted above, the Company's Board of Directors (the "Board") adopted a resolution authorizing the Company Proposal to amend those provisions of the Certificate currently requiring a greater than simple majority vote, declaring its advisability, and recommending that the Company's shareholders approve the amendment of the Certificate. The following provisions of the Certificate currently require a greater than simple majority vote:

- Article SIXTH requires the vote of at least 80% of the total voting power of all outstanding shares of the Company's voting stock to amend the Company's Bylaws;
- Article TWELFTH requires the vote of the holders of not less than 80% of the total voting power of all outstanding shares the Company's voting stock to approve certain merger and other transactions with an interested shareholder as defined in the Certificate;
- Article THIRTEENTH requires the vote of the holders of not less than 80% of the total voting power of all outstanding shares of the Company's voting stock to amend, alter or repeal certain specified provisions in the Certificate; and

- Article FOURTEENTH cross-references the supermajority voting provisions that are addressed in Articles SIXTH, TWELFTH and THIRTEENTH.

In addition, Section 7.04 of the Company's Bylaws currently repeats the voting standard from Article SIXTH of the Certificate regarding shareholder amendments to the Bylaws.

If the Company Proposal is approved at the 2011 Annual Meeting of Shareholders, Article TWELFTH will be eliminated entirely, Articles SIXTH and THIRTEENTH will be amended so that any of the actions referenced in those Articles will require approval by the affirmative vote of the holders of a majority of the total voting power of the outstanding stock of the Corporation entitled to vote thereon, and a conforming amendment will be made to Article FOURTEENTH . In addition, at the time that the Board approved the Company Proposal, the Board authorized a conforming amendment to eliminate the supermajority provision from Section 7.04 of the Company's Bylaws, contingent upon shareholder approval of the controlling provision in Article SIXTH.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With The Company Proposal.

Pursuant to Rule 14a-8(i)(9), a company may exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring with the exclusion of a shareholder proposal requesting majority voting for directors where the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting where the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Moreover, the Staff previously has permitted exclusion of shareholder proposals under circumstances nearly identical to the instant case. For example, in *Del Monte Foods Co.* (avail. June 3, 2010), the Staff concurred with the exclusion of a shareholder proposal requesting that Del Monte amend its charter and bylaws to remove all supermajority voting provisions in favor of adopting a majority of votes cast standard because Del Monte proposed amendments which, like the Company Proposal, would change the voting standard to a majority of its outstanding shares. In response to the company's request to exclude the proposal under Rule 14a-8(i)(9), the Staff noted the company's concern that "inclusion of both proposals in Del Monte's proxy materials would lead to inconsistent and ambiguous results if both proposals were approved." *See also Dominion Resources, Inc.* (avail. Jan. 19, 2010, *recon. denied* Mar. 29, 2010); *The Walt Disney Company* (avail. Nov. 16, 2009, *recon. denied* Dec. 17, 2009); *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (in each case, concurring with the exclusion of a shareholder proposal requesting that the company's supermajority voting provisions be replaced with a majority of votes cast standard where company proposals would reduce such supermajority voting provisions to a majority of shares outstanding standard).

Consistent with the precedent cited above, the Company Proposal would replace those provisions of the Company's Certificate and Bylaws currently requiring a greater than simple majority vote with a majority of shares outstanding voting standard, whereas the Proposal seeks to replace such provisions with a majority of votes cast standard. Because the Company Proposal and the Proposal propose different voting standards for the same provisions in the Company's Certificate and Bylaws, there is potential for conflicting outcomes. For example, if the Company's shareholders approved both the Company Proposal and the Proposal, it would not be possible to determine which of the alternative proposals they preferred, as some shareholders may have supported both while other shareholders may have supported one but not the other. Further, if both proposals were voted upon, some shareholders may have supported one of the proposals solely in preference to the other proposal, but might not have supported either proposal on an individual basis, preferring instead to maintain the status quo. Accordingly, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous, or inconclusive results if both proposals were approved.

CONCLUSION

Based upon the rules and precedent cited above, because the Company Proposal and the Proposal directly conflict, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Carlos M. Hernandez, the Company's Chief Legal Officer, at (469) 398-7375.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Carlos M. Hernandez, Fluor Corporation
John Chevedden
James McRitchie

100989172_7.DOC

Exhibit A

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Alan L. Boeckmann
Chairman of the Board
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
Phone: 469 398-7000
Fax: 469 398-7255

Dear Mr. Boeckmann,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10/15/2010

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Carlos M. Hernandez <carlos.hernandez@fluor.com>
Corporate Secretary
PH: 469-398-7375
FX: 469-398-7700

[FLR: Rule 14a-8 Proposal, October 18, 2010]

3 [Number to be assigned by the company] – **Adopt Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents of these proposals included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:

Notes: James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16***







1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

October 18, 2010

James McRitchie
FISMA & OMB Memorandum M-07-16

Re: TD AMERITRADE account ending in [redacted]

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held:

No less than 50 shares of Davita (DVA) since May 6, 2008,
No less than 100 shares of Fluor (FLR) since November 25, 2008 and
No less than 40 shares of Goldman Sachs Group (GS) since October 8, 2008.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nancy LeBron

Nancy LeBron
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TD AMERITRADE, Inc., member FINRA/SIPC/NFA. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. © 2010 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

James McRitchie

FISMA & OMB Memorandum M-07-16

Mr. Alan L. Boeckmann
Chairman of the Board
Fluor Corporation (FLR)
6700 Las Colinas Blvd
Irving TX 75039
Phone: 469 398-7000
Fax: 469 398-7255

NOVEMBER 11, 2010 REVISION

Dear Mr. Boeckmann,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



10/15/2010

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Carlos M. Hernandez <carlos.hernandez@fluor.com>
Corporate Secretary
PH: 469-398-7375
FX: 469-398-7700

[FLR: Rule 14a-8 Proposal, October 18, 2010, November 11, 2010 Revision]

3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Supermajority vote requirements can be almost impossible to obtain when one considers the substantial percentage of shares that are typically not voted at an annual meeting. For example, a Goodyear management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic also won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Nick Rossi, William Steiner and Ray T. Chevedden..

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

If our Company were to remove each supermajority requirement, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, continued to rate our company "D" with "High Governance Risk," "High Concern" in Takeover Defenses and "High Concern" in executive pay – $10 million for Alan Boeckmann.

Above-target annual incentive payments were made for performance in 2009 despite the most heavily-weighted target being missed and the other main performance measure met only at the target level.

Peter Fluor (our Lead Director no less and on two of our most important board committees) had 26-years tenure – independence concern. Plus Mr. Fluor was a director at the D-rated board of Anadarko Petroleum (APC) and received by far our highest negative votes.

COO David Seaton succeeded Alan Boeckmann as CEO. Mr. Boeckmann will continue as our Chairman. This arrangement may have a detrimental impact on our new CEO.

We also had no shareholder right to vote on each director annually, to call a special shareholder meeting, use cumulative voting or act by written consent.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Adopt Simple Majority Vote – Yes on 3.*

Notes:
James McRitchie, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***